12014972

SEC Processing Section
FEB 28 2012
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47827

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MV Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 McKinney, Suite 1200
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Vos — (713) 227-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Vos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MV Securities Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE L SWANSON
My Commission Expires
June 17, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MV Securities Group, Inc.:

We have audited the accompanying statements of financial condition of MV Securities Group, Inc. (a Texas corporation) as of December 31, 2011 and 2010, and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MV Securities Group, Inc. at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II required by Rule 17-a-5 under the Securities Exchange Act of 1934 is presented for purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 24, 2012

MV SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2011 and 2010

	2011	2010
Assets		
Cash	$ 142,549	110,038
Cash on deposit with clearing organization	50,000	50,000
Receivable from clearing organization	26,657	65,476
Receivable from affiliate	111,017	-
Prepaid expenses and other assets	11,033	264,419
	$ 341,256	489,933
Liabilities and Stockholders' Equity		
State income tax payable	$ 12,000	12,000
Accounts payable and accrued expenses	573	901
Total liabilities	12,573	12,901
Stockholders' equity:		
Common stock, $1 par value:		
Class A - authorized 1,000,000 shares; issued and outstanding 5,000 shares	5,000	5,000
Class B - authorized 5,000 shares; issued and outstanding 714 shares	714	714
Additional paid-in capital	133,486	133,486
Retained earnings	189,483	337,832
Total stockholders' equity	328,683	477,032
	$ 341,256	489,933

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statements of Income (Loss)

Years ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Commissions	$ 2,572,703	2,231,509
Interest and dividends	612	582
	2,573,315	2,232,091
Expenses:		
Clearing charges	268,700	358,859
Regulatory fees and assessments	22,403	23,700
Professional fees	39,965	40,813
Management fee expense	2,374,651	1,522,848
Other operating expenses	3,945	2,853
	2,709,664	1,949,073
Net income (loss) before income tax	(136,349)	283,018
State income tax expense	12,000	11,219
Net income (loss)	$ (148,349)	271,799

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2011 and 2010

	Common stock Class A	Common stock Class B	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance at December 31, 2009	$ 5,000	714	133,486	66,033	205,233
Net income	-	-	-	271,799	271,799
Balance at December 31, 2010	5,000	714	133,486	337,832	477,032
Net (loss)	-	-	-	(148,349)	(148,349)
Balance at December 31, 2011	$ 5,000	714	133,486	189,483	328,683

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$(148,349)	271,799
Adjustments to reconcile net income (loss) to net cash provided from (used in) operating activities:		
Changes in assets and liabilities:		
Decrease (increase) in receivables	(72,198)	4,161
Decrease (increase) in prepaid expenses and other assets	253,386	(250,473)
Increase (decrease) in accounts payable and accrued expenses	(328)	98
Increase (decrease) in income taxes payable	-	2,000
Total adjustments	180,860	(244,214)
Net cash provided from operating activities and net increase in cash	32,511	27,585
Cash at beginning of year	110,038	82,453
Cash at end of year	$ 142,549	110,038

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of MV Securities Group, Inc. is set forth below:

(a) MV Securities Group, Inc. (The Company) was incorporated in Texas on June 3, 1996, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc.

(b) The Company operates in conjunction with The Monroe Vos Consulting Group, Inc., an affiliated entity under common control. The Company receives brokerage commissions and other fees from transactions in certain investment accounts maintained by clients of The Monroe Vos Consulting Group, Inc., on a fully disclosed basis.

(c) Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

(d) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) Management has evaluated whether events or transactions which have occurred after December 31, 2011, require recognition or disclosure in the financial statements. The evaluation was conducted through February 24, 2012, which is the date the financial statements were available for issuance.

(f) For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less. The Company paid interest expense of $6 and $2 in 2011 and 2010, respectively. The Company paid state income taxes of $12,000 and $9,109 in 2011 and 2010, respectively.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(g) The Company maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(h) The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

(i) The State of Texas franchise tax is incurred at the tax rate of 1% on gross revenue, less the larger of cost of goods sold, wages and related employee benefits, or a statutory 30% deduction to determine taxable income. The Company is also eligible to utilize a tax rate of .575% on gross revenue, without a deduction, as its gross revenue is not in excess of $10,000,000 for 2011 or 2010. The tax is accounted for as an expense during the period the revenue is recognized for financial statement purposes.

(2) Receivable from Clearing Organization

The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all security transactions with customers and brokers and dealers.

(3) Related Party Transactions

The Monroe Vos Consulting Group, Inc., (Management Company) an affiliated company under common control, provides the Company management services, office facilities and pays various overhead expenses on behalf of MV Securities Group, Inc. Fees for management services included a fixed monthly management fee of $46,000 in 2011 and $43,000 in 2010 for incremental overhead expenses. In addition, a proportional management fee may also be charged for an amount up to 95% and 60%, in 2011 and 2010, respectively, of monthly gross operating revenue of MV Securities Group, Inc. The fixed management fee will be computed no less than annually and applied on a consistent basis. In addition to the fixed monthly management fee and the proportional management fee, the Management Company may invoice MV Securities Group, Inc. for specific other expenses as determined by Management Company. MV Securities Group, Inc. had prepaid $250,000 to the Management Company at December 31, 2010, related to 2011 fees.

(4) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2011, the Company had net capital of $206,633 which exceeded its required net capital of $5,000 by $201,633. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. Furthermore, the Company's agreement with its clearing broker requires net capital of not less than $150,000 and to maintain restricted cash in the amount of $50,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1. There were no liabilities subordinated to the claims of general creditors during 2011 or 2010.

(5) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Contingent Liabilities

In the normal course of business, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Company is unable to predict the outcome of these matters. However, the Company believes the outcome of any resulting actions will not be material to its Statement of Financial Condition.

Schedule I

MV SECURITIES GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net capital:	
Total stockholders' equity	$ 328,683
Less nonallowable assets:	
Prepaid expenses	11,033
Receivable from affiliates	111,017
Net capital	$ 206,633
Aggregate indebtedness - Items included in statement of financial condition - total liabilities	$ 12,573
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 838
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 201,633
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 205,376
Ratio of aggregate indebtedness to net capital	.06 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

MV SECURITIES GROUP, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2011

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

As of and for the year ended December 31, 2011, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MV Securities Group, Inc.:

In planning and performing our audit of the financial statements of MV Securities Group, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of MV Securities Group, Inc. for the year ended December 31, 2011, and this report does not affect our report thereon dated February 24, 2012.

The Company has limited segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 24, 2012

MV SECURITIES GROUP, INC.

Independent Accountants' Report on
Applying Agreed-Upon Procedures to an
Entity's SIPC Assessment Reconciliation

December 31, 2011

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Directors
MV Securities Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by MV Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating MV Securities Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MV Securities Group, Inc.'s management is responsible for the MV Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries consisting of the check register detail and the general ledger posting of the disbursements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with the income statement for the period which reflects account balances representing the adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the income statement for the period supporting the adjustments, noting no differences.

5. Compared the amount of any payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 24, 2012

SIPC-7 (33-REV 7/10)

SECURIT[illegible] INVESTOR PROTECTION COR[illegible]RATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047827 FINRA DEC
MV SECURITIES GROUP INC 20*20
1001 MCKINNEY ST STE 1200
HOUSTON TX 77002-6410

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

[signature]
713-227-0100

2. A. General Assessment (item 2e from page 2)		$ 988.68
B. Less payment made with SIPC-6 filed (exclude interest) August 1, 2011 (Date Paid)		(484.73)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		503.95
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 503.95
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 503.95	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MV Securities Group Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31st day of January 2012. Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2022 and ending December 31, 2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,573,315
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,909,142
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	268,700
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,177,842
2d. SIPC Net Operating Revenues	$ 395,473
2e. General Assessment @ .0025	$ 988.68

(to page 1, line 2.A.)

MV SECURITIES GROUP, INC.

Financial Statements and Supplemental Schedules
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2011 and 2010

CH
&Co.

CONKLIN HRUZEK & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF DIVISION FOR CPA FIRMS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MV SECURITIES GROUP, INC.

Financial Statements and Supplemental Schedules
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2011 and 2010

CONKLIN HRUZEK & CO., P.C.